UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, September 25, 2025

Note: CPSA-GG-N-0346/25-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Subgerencia de Sociedades

Att.: Issuers department

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Ref.: Relevant event

From my consideration:

I am pleased to write to you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), in compliance with the provisions of Article 11, Section II, Chapter I, Title II of the Rules (as amended in 2013) of the Comisión Nacional de Valores (National Securities Commission), in order to inform you that the Company’s Board of Directors, with the report of the Audit Committee and the Supervisory Committee, has resolved to establish the terms and conditions for the acquisition of the Company’s own shares for up to twenty million United States dollars (USD 20,000,000), pursuant to Article 64 and subsequent provisions of the Capital Markets Law No. 26,831 and the regulations of the National Securities Commission.

The Board of Directors considers that this transaction is in the best interest of the Company's shareholders, who through the buyback will increase their stake in the strategic assets of Central Puerto S.A.

Such procedure, which may be carried out by the Company and/or its subsidiaries, shall be subject to the following terms and conditions:

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

(i)	Maximum amount to be invested: twenty million United States dollars (USD 20,000,000);
(ii)	Percentage of the share capital that will be subject to the acquisition: The proposed acquisition will at no time exceed 10% of the Company's share capital at the time of the acquisition of the shares, in accordance with the limits provided by the Applicable Regulations;
(iii)	Daily limit for market operations: in accordance with the provisions of the Applicable Regulations, it will be up to 25% (twenty-five percent) of the average daily transaction volume for the share in the markets in which it is listed, considering for this purpose the previous 90 (ninety) business days of trading;
(iv)	Price to be paid for the shares: the maximum price to be paid will be US$11 per American Depositary Receipt ("ADR") on the New York Stock Exchange ("NYSE") and up to a maximum of AR$1500 per ordinary share on the Bolsa y Mercados Argentinos.
(v)	Origin of funds: the Repurchase will be carried out with free reserves resulting from optional reserves pending distribution that result from the last approved financial statements, accounting for the availability of cash to settle this resolution. It is hereby stated that the Company has the necessary liquidity to make the aforementioned acquisitions without affecting its solvency;
(vi)	Term in which the acquisitions will be carried out: the Company will acquire shares within a period of 180 calendar days, counted from the business day following the date of publication of the purchase in the media to the market, subject to any renewal or extension of the term, which will be informed to the investing public by the same means; and
(vii)	Internal Communication: the directors, members of the Supervisory Committee and managers are informed that, being in force a decision of the company to acquire treasury shares, in accordance with the provisions of section (vi) above, they may not sell shares of the company owned by them or that they manage directly or indirectly during the corresponding period.

Kind regards,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 26, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact